Exhibit 99.1

Telesat Reports Results for the Quarter and Year

Ended December 31, 2018

OTTAWA, CANADA, March 1, 2019 - Telesat Canada (“Telesat”) today announced its financial results for the three-month and one-year periods ended December 31, 2018. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended December 31, 2018, Telesat reported consolidated revenues of $232 million, a decrease of 8% ($21 million) compared to the same period in 2017. When adjusting for the impact of foreign exchange rate changes, revenue decreased by 9% ($22 million) compared to the same period in 2017. The decrease was primarily due to short-term services provided to other satellite operators in the 4th quarter of 2017 that did not re-occur in 2018, and the end of service or service reductions for certain customers, partially offset by the impact of the implementation of IFRS 15 and revenue related to the Telstar 19 VANTAGE satellite, which entered commercial service in August 2018.

Operating expenses of $71 million for the quarter were 52% ($24 million) higher than the same period in 2017, primarily because of non-cash compensation expenses of $26 million recognized for the 2018 year associated with restricted share units and stock options granted during the fourth quarter. Adjusted EBITDA1 for the quarter was $190 million; a decrease of 8% ($17 million) compared to the same period in 2017. The Adjusted EBITDA margin1 for the fourth quarter of 2018 was 82.2%, compared to 82.0% in the same period in 2017. The impact of foreign exchange rate changes on operating results was not meaningful.

On January 1, 2018, Telesat adopted IFRS 9, Financial Instruments, and IFRS 15, Revenue from Contracts with Customers. For the three-month period ended December 31, 2018, the adoption of IFRS 15 had a net positive impact of approximately $7 million on revenues, an approximately $5 million reduction in operating expenses and a positive impact of approximately $12 million on Adjusted EBITDA1. The adoption of IFRS 9 had no impact on revenues, operating expenses and Adjusted EBITDA1.

Telesat’s net income for the quarter was a loss of $187 million compared to net income of $72 million for the quarter ended December 31, 2017. The $259 million difference was the result of a higher non-cash loss on foreign exchange arising principally from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars, losses on financial instruments, and lower operating income in the fourth quarter of 2018.

For the year ended December 31, 2018, revenue was $903 million, a decrease of 3% ($24 million) compared to the same period in 2017. When adjusted for changes in foreign exchange rates, revenues declined 2% ($16 million) compared to 2017. The decrease was primarily due to lower short-term services provided to other satellite operators and the end-of-service or service reductions for certain North American customers, partially offset by the impact of the implementation of IFRS 15 and revenue related to the Telstar 19 VANTAGE satellite. Operating expenses were $186 million, a decrease of 1% ($2 million) from 2017. In 2018, the impacts of IFRS 15 implementation and lower compensation expense associated with certain payments to stock option holders made in connection with the cash distribution to shareholders in the first quarter of 2017 were offset by higher share-based compensation expense and higher cost of equipment sales. Adjusted EBITDA1 was $752 million, a decrease of 1% ($5 million) or, when adjusted for foreign exchange rates, an increase of $3 million. The Adjusted EBITDA margin1 for 2018 was 83.3%, compared to 81.6% in 2017.

The adoption of IFRS 15 had a net positive impact of approximately $19 million on revenues, approximately $21 million reduction in operating expenses and a positive impact of approximately $40 million on Adjusted EBITDA1 for the year ended December 31, 2018.

For the year ended December 31, 2018, the net loss was $91 million, compared to net income of $505 million for 2017. The decrease in net income for the year was principally the result of foreign exchange losses in 2018, arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars compared to foreign exchange gains in 2017, and losses on financial instruments in 2018, compared to gains in 2017.

“2018 was a busy year and I am pleased with both our financial and operational performance,” commented Dan Goldberg, Telesat’s President and CEO. “As a result of our continued operating discipline, we maintained our favorable Adjusted EBITDA1 margin, achieved strong free cash flow generation, and meaningfully increased our cash balances year over year. We also launched and brought into service two new geostationary satellites – Telstar 18 VANTAGE and Telstar 19 VANTAGE – and launched our first Low Earth Orbit (LEO) satellite, an important step in moving forward with our planned revolutionary global LEO broadband satellite constellation. Looking ahead we remain heavily focused on increasing the utilization of our in-orbit satellites and executing on our key growth initiatives, particularly our LEO program.”

Business Highlights

●	At December 31, 2018:

○	Telesat had contracted backlog[2] for future services of approximately $3.7 billion.

○	Fleet utilization was 82% across Telesat’s fleet.

●	In January 2018, Telesat successfully launched its LEO 1 satellite. The satellite was placed in its intended orbit in May and has been used to validate certain dimensions of Telesat’s LEO constellation design as well as for tests and demonstrations with prospective customers and suppliers.

●	In April 2018, Telesat entered into amended Senior Secured Credit Facilities, which reduced the applicable margin from 3.0% to 2.5% on the then outstanding borrowings of US $2,344 million.

●	In July and August 2018, Telesat entered into agreements with two leading satellite-manufacturing teams, Airbus Defence and Space and a consortium of Thales Alenia Space and Maxar Technologies, to advance the system design and validate required technologies for Telesat’s LEO constellation. In January 2019, Telesat announced that both teams had successfully completed the system requirements review phase, a process that is expected to culminate in each firm making a proposal to Telesat for the construction and implementation of the Telesat LEO constellation.

●	In July 2018, the Telstar 19 VANTAGE satellite was successfully launched. In August 2018, commercial service began on Telstar 19 VANTAGE operating at the 63 degrees West orbital location.

●	In September 2018, the Telstar 18 VANTAGE was successfully launched. In October 2018, commercial service began on Telstar 18 VANTAGE operating at the 138 degrees East orbital location.

●	In October 2018, together with Intelsat, SES and Eutelsat, Telesat participated in the creation of the C-Band Alliance, a consortium formed to facilitate the potential repurposing of certain C-band spectrum in the United States for 5G.

●	In January 2019, Telesat announced that it had entered into an agreement with Loon, a subsidiary of Google’s parent company Alphabet under which Loon will deliver a network operating design that Telesat can use to support its LEO constellation.

●	In January 2019, Telesat also announced that it had entered into an agreement with Blue Origin that paves the way for the powerful New Glenn rocket to play a key role in Telesat’s deployment of its LEO constellation.

Telesat’s annual report on Form 20-F for the year ended December 31, 2018, has been filed with the United States Securities and Exchange Commission (“SEC”) and may be accessed on the SEC’s website at www.sec.gov.

Conference Call

Telesat has scheduled a conference call on Friday, March 1, 2019, at 10:30 a.m. ET to discuss its financial results for the three-month and one-year periods ended December 31, 2018 and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (800) 273-9672. Callers outside of North America should dial +1 (416) 340-2216. The conference reference number is 4300624. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on March 1, until 11:59 p.m. ET on March 15, 2019. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 8207065# followed by the number sign (#).

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “looking ahead”, “moving forward”, “planned”, “expected”, “paves the way”, “potential”, and “will”, or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 which can be obtained on the SEC website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to successfully deploy an advanced global LEO satellite constellation, the availability of government funding for the LEO satellite constellation, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 17 GEO satellites, the Canadian payload on ViaSat-1 and one Phase 1 LEO satellite which is the start of Telesat’s planned global LEO satellite constellation that will offer low latency, high throughput broadband services. Telesat is also a leading technical consultant providing high value expertise and support to satellite operators, insurers and other industry participants on a global basis. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336; ir@telesat.com

Telesat Canada

Consolidated Statements of (Loss) Income

For the periods ended December 31

	Three months		Twelve Months
(in thousands of Canadian dollars)	2018	2017	2018	2017
Revenue	$231,529	$252,404	$902,932	$927,407
Operating expenses	(71,305)	(46,865)	(185,827)	(187,687)
	160,224	205,539	717,105	739,720
Depreciation	(60,864)	(54,109)	(224,851)	(221,058)
Amortization	(5,419)	(6,580)	(24,305)	(26,330)
Other operating (losses) gains, net	(329)	6,190	743	5,902
Operating income	93,612	151,040	468,692	498,234
Interest expense	(63,179)	(51,483)	(237,786)	(200,144)
Interest and other income	4,071	2,550	16,498	3,004
(Loss) gain on changes in fair value of financial instruments	(36,444)	21,376	(18,205)	60,306
(Loss) gain on foreign exchange	(175,291)	(27,332)	(259,079)	223,898
(Loss) income before tax	(177,231)	96,151	(29,880)	585,298
Tax expense	(9,613)	(23,746)	(61,056)	(80,245)
Net (loss) income	$(186,844)	$72,405	$(90,936)	$505,053

Telesat Canada

Consolidated Balance Sheets

(in thousands of Canadian dollars)	December 31, 2018	December 31, 2017

Assets
Cash and cash equivalents	$768,433	$479,045
Trade and other receivables	45,631	64,986
Other current financial assets	18,779	2,437
Prepaid expenses and other current assets	16,381	8,503
Total current assets	849,224	554,971
Satellites, property and other equipment	1,703,039	1,791,847
Deferred tax assets	10,799	4,617
Other long-term financial assets	55,755	83,531
Other long-term assets	7,912	3,056
Intangible assets	811,154	812,995
Goodwill	2,446,603	2,446,603
Total assets	$5,884,486	$5,697,620

Liabilities
Trade and other payables	$30,659	$37,919
Other current financial liabilities	26,386	26,355
Other current liabilities	113,289	77,324
Current indebtedness	7,888	14,486
Total current liabilities	178,222	156,084
Long-term indebtedness	3,716,340	3,528,891
Deferred tax liabilities	406,900	445,114
Other long-term financial liabilities	54,521	58,831
Other long-term liabilities	435,518	365,879
Total liabilities	4,791,501	4,554,799

Shareholders' Equity
Share capital	153,706	152,682
Accumulated earnings	843,601	968,408
Reserves	95,678	21,731
Total shareholders' equity	1,092,985	1,142,821
Total liabilities and shareholders' equity	$5,884,486	$5,697,620

Telesat Canada

Consolidated Statements of Cash Flows

For the years ended December 31

(in thousands of Canadian dollars)	2018	2017

Cash flows from operating activities
Net (loss) income	$(90,936)	$505,053
Adjustments to reconcile net (loss) income to cash flows from operating activities
Depreciation	224,851	221,058
Amortization	24,305	26,330
Tax expense	61,056	80,245
Interest expense	237,786	200,144
Interest income	(12,415)	(6,024)
Loss (gain) on foreign exchange	259,079	(223,898)
Loss (gain) on changes in fair value of financial instruments	18,205	(60,306)
Share-based compensation	29,505	2,856
Loss on disposal of assets	353	269
Other	(91,580)	(49,040)
Income taxes paid, net of income taxes received	(106,308)	(62,991)
Interest paid, net of capitalized interest and interest received	(176,417)	(195,248)
Operating assets and liabilities	88,813	48,252
Net cash from operating activities	466,297	486,700

Cash flows used in investing activities
Satellite programs, including capitalized interest	(67,387)	(135,986)
Purchase of property and other equipment	(15,997)	(10,616)
Purchase of intangible assets	(19,923)	(18,011)
Net cash used in investing activities	(103,307)	(164,613)

Cash flows used in financing activities
Repayment of indebtedness	(94,951)	(31,620)
Payment of debt issue costs	(10,190)	(42,867)
Return of capital to shareholders	—	(506,135)
Capital lease payments	(29)	(30)
Satellite performance incentive payments	(9,037)	(8,436)
Proceeds from exercise of stock options	—	77
Settlement of derivatives	—	207
Dividends paid on preferred shares	—	(10)
Net cash used in financing activities	(114,207)	(588,814)

Effect of changes in exchange rates on cash and cash equivalents	40,605	(36,634)

Increase (decrease) in cash and cash equivalents	289,388	(303,361)
Cash and cash equivalents, beginning of year	479,045	782,406
Cash and cash equivalents, end of year	$768,433	$479,045

Telesat’s Adjusted EBITDA margin(1):

	Three months ended December 31,		Twelve months ended December 31,
(in thousands of Canadian dollars) (unaudited)	2018	2017	2018	2017
Net (loss) income	$(186,844)	$72,405	$(90,936)	$505,053
Tax expense	9,613	23,746	61,056	80,245
Loss (gain) on changes in fair value of financial instruments	36,444	(21,376)	18,205	(60,306)
Loss (gain) on foreign exchange	175,291	27,332	259,079	(223,898)
Interest and other income	(4,071)	(2,550)	(16,498)	(3,004)
Interest expense	63,179	51,483	237,786	200,144
Depreciation	60,864	54,109	224,851	221,058
Amortization	5,419	6,580	24,305	26,330
Other operating losses (gains), net	329	(6,190)	(743)	(5,902)
Non-recurring compensation expenses(3)	4,262	1,110	5,284	14,547
Non-cash expense related to share-based compensation	25,772	382	29,505	2,856
Adjusted EBITDA	$190,258	$207,031	$751,894	$757,123

Revenue	$231,529	$252,404	$902,932	$927,407
Adjusted EBITDA Margin	82.2%	82.0%	83.3%	81.6%

End Notes

1        The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2        Remaining performance obligations, which we refer to as contracted revenue backlog (‘‘backlog’’), represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The calculation of the backlog reflects the revenue recognition policies adopted under IFRS 15. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity.

3        Includes severance payments and special compensation and benefits for executives and employees.